Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-169327

July 9, 2012

BE Aerospace, Inc.

Pricing Term Sheet

$800,000,000 5.250% Senior Notes due 2022

Issuer:	BE Aerospace, Inc.
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$800,000,000
Gross Proceeds:	$816,000,000
Net Proceeds to Issuer (before expenses):	$802,000,000
Coupon:	5.250%
Maturity:	April 1, 2022
Offering Price:	102.000%, plus accrued and unpaid interest from March 13, 2012.
Yield to Worst:	4.934%
Spread to Treasury:	+384 bps
Benchmark:	UST 3.500% due May 15, 2020
Interest Pay Dates:	April 1 and October 1
Beginning:	October 1, 2012
Equity Clawback:	Up to 35% at 105.250%
Until:	April 1, 2015
Optional redemption:	Make-whole call @ T+50bps prior to April 1, 2017, then:
	On or after:	Price:
	April 1, 2017	102.625%
	April 1, 2018	101.750%
	April 1, 2019	100.875%
	April 1, 2020 and thereafter	100.000%
Change of control:	Put @ 101% of principal plus accrued interest
Use of proceeds:

The net proceeds of the offering will be used to fund the repurchase of the issuer’s 2018 senior notes in its tender offer and consent solicitation, including the payment of accrued interest and any applicable consent payments, with remaining net proceeds to be used for other general corporate purposes, including potential acquisitions.

Trade Date:	July 9, 2012
Settlement Date:	(T+3) July 12, 2012
CUSIP:	055381AS6
ISIN:	US055381AS68
Denominations:	$2,000 x $1,000
Bookrunners:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. UBS Securities LLC
Co-Managers:	RBC Capital Markets, LLC Wells Fargo Securities, LLC

The notes offered hereby will have the same CUSIP number and ISIN as $500,000,000 aggregate principal amount of 5.250% Senior Notes due 2022 issued by the Issuer on March 13, 2012 (the “Existing Notes”) and will be fungible with the Existing Notes for trading purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, toll-free at 1-800-245-8812, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

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